UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Portillo's Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
73642K106
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 73642K106

1	NAME OF REPORTING PERSON Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION OIML is a company organized under the laws of Bermuda. AGAPL is a company organized under the laws of Australia.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,651,417
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,651,417
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OIML - 4,643,928 AGAPL - 7,489
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.6%
12	TYPE OF REPORTING PERSON FI

CUSIP No.: 73642K106
ITEM 1(a).	NAME OF ISSUER: Portillo's Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: C/O THE PORTILLO RESTAURANT GROUP 2001 SPRING ROAD, SUITE 400, OAK BROOK, IL, 60523-1903 USA
ITEM 2(a).	NAME OF PERSON FILING: Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: OIML: Orbis House, 25 Front Street, Hamilton Bermuda HM11 AGAPL: Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia
ITEM 2(c).	CITIZENSHIP: OIML is a company organized under the laws of Bermuda. AGAPL is a company organized under the laws of Australia.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Class A Common Stock, $0.01 par value
ITEM 2(e).	CUSIP NUMBER: 73642K106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [X]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: Equivalent to IA

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
OIML - 4,643,928 AGAPL - 7,489
(b) Percent of class:
9.6%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
4,651,417
(ii) shared power to vote or to direct the vote:
0
(iii) sole power to dispose or direct the disposition of:
4,651,417
(iv) shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other persons have the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by OIML.

Another person has the right to receive dividends from, the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of, the securities of the issuer identified in Item 4(a) that are beneficially owned by AGAPL.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
OIML and AGAPL (collectively, the "Reporting Persons") are together making this filing because they may be deemed to constitute, but do not represent that they necessarily are, a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each Reporting Person is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person. OIML and AGAPL are each classified as a Non-U.S. Institution (FI) that is equivalent to an Investment Adviser (IA). Each Reporting Person disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person as specified in Item 4(a).

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to Orbis Investment Management Limited and Allan Gray Australia Pty Ltd are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP No.: 73642K106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 14 2023
Orbis Investment Management Limited ("OIML"); Allan Gray Australia Pty Limited ("AGAPL")
By:
/s/ Matt Gaarder
Name:
Matt Gaarder
Title:
Matt Gaarder is attorney-in-fact for Orbis Investment Management Limited and Allan Gray Australia Pty Limited

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 73642K106
POWER OF ATTORNEY

THIS DEED OF POWER OF ATTORNEY is made on this the 6 day of June 2019.

The undersigned, Orbis Investment Management Limited, a limited company duly organized under the laws of Bermuda with its registered office at Orbis House, 25 Front Street, Hamilton, HMI 1, Bermuda the "Company"), does hereby make, constitute and appoint each of Ali Ziai, David Gasperow, Elizabeth Lee, Eugene Tan, Hugh Gillespie, Ian Noetzel, James Dorr, Katharine Summerley, Matthew Gaarder, Michael Fox, Samantha Scott, and Tim Freeman acting severally, as its true and lawful attorneys-in-fact, for the purpose of from time to time executing in its name and on its behalf, whether the Company individually or as representative of others, any and all certificates, documents, filings, forms, instruments, schedules, statements, and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership and/or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13F, and 13H and Schedules 13D and 13G and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates or subsidiaries.

This power of attorney and any dispute or claim arising out of or in connection with it, its subject matter or its formation shall be governed by and construed in accordance with the law of Bermuda.

IN WITNESS WHEREOF this power of attorney has been duly executed and delivered for and on behalf of the Company as a deed and takes effect on the date stated at the beginning of it.

EXECUTED and DELIVERED as a DEED
For and on behalf of ORBIS INVESTMENT MANAGEMENT LIMITED
By: /s/ Matthew Furr
Name: Matthew Furr
Title: Director

in the presence of:
By: /s/ Daniel Samilski
Witness signature
Name: Daniel Samilski
Address: Orbis House, 25 Front St, Hamilton HM 11, Bermuda
Occupation: Compliance Manager

CUSIP No.: 73642K106
POWER OF ATTORNEY

This DEED OF POWER OF ATTORNEY is made on this the 6th day of June 2019.

The undersigned, Allan Gray Australia Pty Limited, a proprietary company duly organized under the laws of
Australia with its registered office at Level 2, Challis House, 4-10 Martin Place, Sydney NSW2000, Australia
(the "Company"), does hereby make, constitute and appoint each of Ali Ziai, David Gasperow, Elizabeth Lee,
Eugene Tan, Hugh Gillespie, Ian Noetzel, James Dorr, Katharine Summerley, Matthew Gaarder, Michael Fox,
Samantha Scott, and Tim Freeman acting severally, as its true and lawful attorneys-in-fact, for the purpose of from time to time executing in its name and on its behalf, whether the Company individually or as representative of others, any and all certificates, documents, filings, fo1ms, instruments, schedules, statements, and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership and/or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Fo1ms 3, 4, 5, 13F, and 13H and Schedules 13D and 13G and any amendments to any of the foregoing as may be required to be filed with the U.S. Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company, an affiliate or subsidiary of the Company, or an affiliate or subsidiary of Orbis Allan Gray Limited.

This power of attorney and any dispute or claim arising out of or in connection with it, its subject matter or its formation shall be governed by and construed in accordance with the law of Australia.

IN WITNESS WHEREOF this power of attorney has been duly executed and delivered for and on behalf of the Company as a deed and takes effect on the date stated at the beginning of it.

EXECUTED and DELIVERED as a DEED
For and on behalf of ALLAN GRAY AUSTRALIA PTY LIMITED
By: /s/ Hugh Gillespie
Name: Hugh Gillespie
Title: Director

in the presence of:
By: /s/ Erika Mattatall
Witness signature
Name: Erika Mattatall
Address: Orbis House, 25 Front St, Hamilton HM 11, Bermuda
Occupation: Administrative Assistant